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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67655

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Xnergy Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 Century Park East 25th Floor
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ed Kodman	(312) 736-2808	ed@dealmakercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

11/30/2016	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Jacobs_______________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Xnergy Financial, LLC_______________________, as of 6/30_______________________, 2026_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mark Jacobs

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Members
Xnergy Financial, LLC
Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC, as of June 30, 2026, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xnergy Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 9 through 11 has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial, LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Xnergy Financial, LLC's auditor since 2025.

Norwell, Massachusetts
September 28, 2026

XNERGY FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS

Cash	$30,157
Prepaid Expense	3,004
Total Assets	$ 33,161

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,500
Total Liabilities	6,500
Members' Equity	26,661
Total Liabilities and Members' Equity	$ 33,161

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

As of June 30, 2026, Xnergy Financial, LLC is owned 80% by Xnergy, LLC (a limited liability company wholly owned by Nia Stefani) and 20% by Mark Jacobs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2026.

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SECs Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see Note 3].

Concentrations of credit risk

The Company maintains its cash in bank accounts that, at times, may exceed the federally insured limits of $250,000. The Company has incurred no losses on these accounts and believes that the risk of loss is minimal.

During the year ended June 30, 2026, the Company had three customers whose revenues accounted for approximately 23%, 21% and 21% (65% in the aggregate) of total revenue.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, which consist of cash, prepaid expenses, and accounts payable and accrued expenses, approximate their fair value due to the short-term maturity of these instruments.

Revenue recognition

Revenue is recorded in accordance with ASC 606, under which revenue is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The majority of the Company's revenue arrangements generally consist of two performance obligations to provide Services (i) compliance and due diligence and (ii) selling the Company's clients' securities. The Company's fees are allocated to each performance obligation as follows: compliance fees are earned and recorded over the due diligence period which is usually less than seven days and success fee is earned upon successful closing of private placement. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with the Company's revenue recognition policy under previous guidance.

For the year ended June 30, 2026, all $117,500 of investment banking and advisory fees were recognized over time; no success fees were recognized at a point in time.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes; accordingly, no provision for income taxes has been recorded in the financial statements and the net loss of the Company is allocated to and reported by its members on their respective tax returns. The Company is subject to California's annual limited liability company tax and a fee based on gross receipts, which are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregate indebtedness ($433 at June 30, 2026), whichever is higher. At June 30, 2026, the Company had net capital of $23,657, which was $18,657 in excess of the required minimum net capital, and the percentage of aggregate indebtedness to net capital was 27.48%.

NOTE 4 – OPERATING FACILITIES AND ADMINISTRATIVE COSTS

For the year ended June 30, 2026, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2026, was approximately $2,137.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, leases, and the like.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, through September 28, 2026, the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure for the year ended June 30, 2026.

NOTE 7 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and advisory fees. The Company has identified its CEO as the chief operating decision maker (“CODM”), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.